Enterprise Acquisition Corp.

6800 Broken Sound Parkway

Boca Raton, FL 33487

November 5, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg Belliston —Special Counsel

Re:	Enterprise Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-145154)

Dear Mr. Belliston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Enterprise Acquisition Corp. (the "Company"), requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 5:00 p.m. (Eastern Daylight Time) on November 7, 2007, or as soon as possible thereafter.

As requested the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Enterprise Acquisition Corp.

/s/ Daniel C. Staton

Daniel C. Staton

President, Chief Executive Officer and Director

November 5, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg Belliston —Special Counsel

Re:	Enterprise Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-145154)

Dear Mr. Belliston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the prospective underwriters of the proposed public offering of 25,000,000 units of Enterprise Acquisition Corp. (the “Company”), hereby join in the Company’s request that the effective date for the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. (Eastern Daylight Time) on November 7, 2007, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that the undersigned has effected from October 23, 2007 through the date hereof approximately the following distribution of the Preliminary Prospectus dated October 23, 2007:

Preliminary Prospectus dated October 23, 2007:

1,965 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
LADENBURG THALMANN & CO. INC.

As Representatives of the Underwriters

BY: UBS SECURITIES LLC

By:	/s/ Christopher Gastelu
Name: Christopher Gastelu
Title: Executive Director

By:	/s/ William H. Allen
Name: William H. Allen
Title: Associate Director